FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

13 March 2015

DEBT ISSUANCE PROGRAMME UPDATE
DATED 12 MARCH 2015

The following documents have been approved by the UK Listing Authority and copies submitted to the National Storage Mechanism:

• A base prospectus dated 12 March 2015 relating to the Debt Issuance Programme of HSBC Holdings plc;
• A registration document dated 12 March 2015 in respect of HSBC Holdings plc; and
• Form 20 - F of HSBC Holdings plc dated 26 February 2015.

The above documents will shortly be available for inspection at the UK Listing Authority's viewing facility via the National Storage Mechanism which is located at:
http://www.hemscott.com/nsm.do

To view the full document, please paste the following URLs into the address bar of your browser:

• Base Prospectus:
         http://www.rns-pdf.londonstockexchange.com/rns/4278H_-2015-3-13.pdf

• Registration Document:
http://www.rns-pdf.londonstockexchange.com/rns/4278H_1-2015-3-13.pdf

• Form 20 - F: http://www.hsbc.com/investor-relations/financial-results

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 13 March 2015